VIA EDGAR AND FACSIMILE

April 5, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington D.C.  20549

Re:	BATS Global Markets, Inc.
Request to Withdraw Registration Statement on Form S-8
File No. 333-180284

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, BATS Global Markets, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form S-8 (File No. 333-180284) together with all exhibits and amendments thereto (the “Registration Statement”).  The Company is requesting such withdrawal because of its decision, taken together with the underwriters of the offering, to terminate the offering of the shares of its Class A common stock, par value $0.01 per share, covered by the Registration Statement on Form S-1 (File No. 333-174166). The Registration Statement covered the registration of shares that were issuable under certain stock option agreements.

Accordingly, we hereby request that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible.  Should you have any questions or require any further information please contact Deanna Kirkpatrick at (212) 450-4135 or Jeff Ramsay at (212) 450-4243.  Thank you for your assistance with this application for withdrawal.

Sincerely, BATS GLOBAL MARKETS, INC.

By:	/s/ Joe Ratterman
Name: Joe Ratterman
Title: Chairman, President and Chief Executive Officer

cc:	Deanna L. Kirkpatrick Jeffrey S. Ramsay Davis Polk & Wardwell LLP

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